Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-227940
November 9, 2018

TuanChe Limited

TuanChe Limited, or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it, by contacting (1) Maxim Group LLC, by telephone at (212) 895-3745 or by emailing syndicate@maximgrp.com; or (2) AMTD Global Markets Limited, by telephone at (852) 3163-3288 or by emailing prospectus@amtdgroup.com. You may also access our company's most recent prospectus dated November 9, 2018, which is included in Amendment No. 3 to our company's registration statement on Form F-1, as filed with the SEC on November 9, 2018, or Amendment No. 3, by visiting EDGAR on the SEC website at:

https://www.sec.gov/Archives/edgar/data/1743340/000114420418058712/tv506704-f1a.htm

The following information supplements and updates the information contained in the Company's preliminary prospectus dated November 7, 2018. This free writing prospectus reflects the following amendments that were made in Amendment No. 3. All references to page numbers are to page numbers in Amendment No. 3.

(1)	Replaced the section headed "Recent Development" on pages 4 and 5 with the following:

Recent Development

We set forth below certain key updated financial and operating data that we believe are useful to investors and fairly represent our results of operations and financial performance for the three months ended September 30, 2018.

In the three months ended September 30, 2018, our net revenue was RMB155.3 million, representing a 106.0% increase from RMB75.4 million in the three months ended September 30, 2017, primarily due to the increase in the number of auto shows we organized and the number of booths we offered from 76 and 2,817, respectively, in the three months ended September 30, 2017 to 205 and 6,219, respectively, in the three months ended September 30, 2018. Our net revenues in the three months ended September 30, 2018 decreased by 14.6% from RMB181.9 million in the three months ended June 30, 2018, primarily due to a decrease in the number of auto shows we organized and the number of booths we offered during our auto shows. Our gross profit decreased from RMB132.2 million to RMB109.1 million, and our net loss increased from RMB6.5 million to RMB39.1 million from the three months ended June 30, 2018 to the three months ended September 30, 2018. Our adjusted EBITDA decreased from RMB17.7 million to RMB(7.6) million, and our adjusted net profit of RMB16.1 million became adjusted net loss of RMB8.2 million during the same periods. Changes in gross profit, net loss, adjusted EBITDA, and adjusted net loss since the three months ended June 30, 2018 are primarily due to the decrease in net revenues.

The following table reconciles our adjusted EBITDA and adjusted net loss to net loss for the three months ended September 30, 2018.

Net loss	(39,141)
Add:
Depreciation and amortization	323
Interest expense, net	308
EBITDA	(38,510)
Add:
Fair value loss of warrant	338
Share-based compensation expenses	30,614
Adjusted EBITDA	(7,558)
Net loss	(39,141)
Add:
Fair value loss of warrant	338
Share-based compensation expenses	30,614
Adjusted Net Loss	(8,189)

Severe weather conditions in the three months ended September 30, 2018 forced us to cancel 38 outdoor auto shows and resulted in a lower level of industry customer attendance at our affected auto shows. As a result of the cancellations, the number of outdoor auto shows decreased by 18.4% from 147 out of 219 auto shows in total in the three months ended June 30, 2018 to 120 out of 205 auto shows in total in the three months ended September 30, 2018. The severe weather conditions also led to a lower level of industry customer attendance at our affected auto shows. The cancellations of auto shows and lower industry customer attendance level at our affected auto shows in the aggregate led to a decrease in the number of booths from which we generated net revenues by 17.1% from 7,506 in the three months ended June 30, 2018 to 6,219 in the three months ended September 30, 2018. There were also fewer weekends during the three months ended September 30, 2018 compared to the prior three months, which also was a factor in the decrease in the number of auto shows we organized and the decrease in net revenues. We hold the vast majority of our auto shows during the weekends, and during the three months ended June 30 and September 30, 2018, we on average hosted 16.2 and 16.4 autoshows each weekend, respectively. Due to the pre-National Day weekend adjustment regulations, the weekend of September 29 and 30, 2018 was converted into working days, which led to one fewer weekend in the three months ended September 30, 2018 compared to the previous quarter.

Going forward, we plan to improve our ability to manage weather contingencies by securing backup indoor venues and setting up temporary facilities outdoors to minimize the impact of inclement weather and to ensure the smooth operation of our auto shows.

In the three months ended September 30, 2018, the number of industry customers we served through our auto shows was 4,172, representing a 13.9% decrease from 4,844 from the previous quarter and a 96.0% increase from 2,129 from the same quarter of 2017, and the number of automobile sales transactions we facilitated through our auto shows was 81,742, representing a 17.1% decrease from 98,593 from the previous quarter and a 77.5% increase from 46,040 from the same quarter in 2017. Our sales operations covered 131 cities as of September 30, 2018.

As of September 30, 2018, our cash and cash equivalents were RMB470.5 million, representing a significant increase from RMB152.6 million as of June 30, 2018, primarily due to the partial closing of our series D-2 financing in the amount of US$50.0 million.

(2)	Added the following risk factor on pages 15 and 16:

We may incur additional costs and decrease the number of auto shows due to severe weather conditions, which could negatively impact our gross prof it margin and overall results of operations.

We host most of our auto shows outdoors. The table below sets forth the number of outdoor auto shows during the periods indicated:

	For the three months ended
	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018
Number of outdoor auto shows	26	12	40	43	79	59	147	120

Severe weather conditions may cause unplanned cancellation of our outdoor auto shows and lower the level of industry customer attendance at the affected auto shows, resulting in a decrease in our net revenues. For example, in the three months ended September 30, 2018, we cancelled 38 auto shows due to weather conditions, and our net revenues experienced a 14.6% decrease from the previous quarter. See “Prospectus Summary—Recent Development.” In addition, to ensure the smooth operation of these outdoor auto shows, and minimize the impact of potential severe weather conditions on these outdoor auto shows, we may seek to manage such contingencies by securing backup indoor venues or setting up temporary facilities for these auto shows. These contingency management plans could lead to our outlay of additional financial resources, which could negatively impact our gross profit margin and overall results of operations.

(3)	Added the following special factor affecting our results of operations on page 66:

Non-Commercial Contingencies

Due to the nature of our business, certain contingencies and non-commercial factors, such as weather conditions and number of weekends during a specific period, may also affect our results of operations. We host many of our offline events outdoors throughout the year. Severe weather conditions may force us to cancel pre-scheduled outdoor events and lower the level of industry customer attendance at the affected events, negatively impacting our net revenues. For example, inclement weather forced us to cancel 38 outdoors events during the three months ended September 30, 2018, in part causing our net revenues to decline by 14.6% from the three months ended June 30, 2018. See “Prospectus Summary—Recent Development.” Further, our efforts to manage such weather contingencies, such as securing backup indoor venues or setting up temporary facilities, will lead to increased set-up and venue rental cost, which may negatively impact our gross profit and overall results of operations.

Because we generally organize offline events during weekends in order to maximize consumer attendance, the number of weekends in a particular period could affect the net revenues and our overall results of operations for that period. For example, because September 29 and 30, 2018 were converted into working days by regulation, there was one fewer weekend in the three months ended September 30, 2018 compared to the preceding quarter, which negatively impacted the number of auto shows we hosted and the net revenues we generated. See “Prospectus Summary—Recent Development.”